82-2244

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

02049227

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 15 MM 07 YY 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GUGGENHEIM

GIVEN NAMES: SALOMON JAAKOV

NO. STREET APT: 3A BAECHAUSTRASSE

CITY: BAECH

PROV: SWITZERLAND POSTAL CODE: 8806

BUSINESS TELEPHONE NUMBER: 0114-1 2242000 EXT

BUSINESS FAX NUMBER: 0141 224 3212

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

SUPPL

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☒ BRITISH COLUMBIA ☐ MANITOBA ☐ NEWFOUNDLAND ☐ NOVA SCOTIA ☒ ONTARIO ☐ QUEBEC ☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, C AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNERSHIP CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	145,600					Ø	Ø		☐	145,600	2	BROTHER
Common	Ø	31	07	02	10	30,000	Ø	$0.10	☐	30,000	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

dw 8/19

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SALOMON J. GUGGENHEIM SIGNATURE: [signature]

DATE OF THIS REPORT: DD 07 MM 08 YY 2002

PROCESSED AUG 2 1 2002 THOMSON FINANCIAL

OSC 55-102F6 Rev. 2002/2/8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE